SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

George Lee

Gardere Wynne Sewell, LLP

3000 Thanksgiving Tower

1601 Elm Street

Dallas, Texas 75201

July 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,532,585
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,532,585
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,532,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS The John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 536,608
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 536,608
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP 75-2662546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Kulik Partners , LP 26-1505767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Cuerno Largo Partners, LP 27-2625185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,360
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,360
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Cuerno Largo, LLC 27-2588730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Kulik GP, LLC 26-1505712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* CO

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on July 15, 2015 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on October 9, 2015 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on November 12, 2015 (“Amendment No. 3”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The address of the issuer’s office is 1700 Lincoln St., Denver, CO 80203. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

The Shares purchased by each of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 536,608 Shares beneficially owned by Goff Family Trust is approximately $2,703,618.51 including brokerage commissions. The aggregate purchase price of the 110,000 Shares beneficially owned by Goff Family Investments is approximately $533,379.99, including brokerage commissions. The aggregate purchase price of the 82,000 Shares beneficially owned by Kulik Partners is approximately $403,821.94, including brokerage commissions. The aggregate purchase price of the 82,000 Shares beneficially owned by Cuerno Partners is approximately $400,720.07, including brokerage commissions. The aggregate purchase price of the 15,360 Shares beneficially owned by Goff Foundation is approximately $91,707.90, including brokerage commissions.

The Shares purchased by John C. Goff, individually, were purchased with personal funds in open market purchases. The aggregate purchase price of the 706,617 Shares beneficially owned by John C. Goff is approximately $3,419,584.22, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended in its entirety as follows:

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons recognize Management’s proactive efforts in navigating the significant downturn in oil prices, selling non-strategic assets and significantly reducing its debt. It is the Reporting Persons’ belief that the valuation of the Issuer’s securities, both debt and equity, does not reflect these recent actions or the value of the remaining assets.

The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for purposes of acquiring or influencing control of the Issuer. Consistent with the rationale, purpose and intentions of the common stock investments, certain of the Reporting Persons have continued to acquire publicly traded debt securities of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons are currently evaluating the merits of extending their ownership positions in the Issuer. Each Reporting Person reserves the right, at any time, and from time to time, to acquire additional, or dispose of any or all of its, Common Stock, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Consistent with their investment purpose, the Reporting Persons may engage in discussions with one or more stockholders or debtholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer, and/or one or more third parties such as advisers or bankers, regarding the Issuer, including but not limited to its operations, assets, business strategy, and/or financial condition. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,407,881 Shares outstanding, as of June 7, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2016.

A.	Goff Family Trust

i.	As of close of business on July 11, 2016, Goff Family Trust beneficially owned 536,608 Shares.

Percentage: Approximately 3.5%

ii.	Powers

1. Sole power to vote or direct vote: 536,608

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 536,608

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Family Trust has not entered into any transactions in the Shares during the past sixty days.

B.	Goff Family Investments

i.	As of close of business on July 11, 2016, Goff Family Investments beneficially owned 110,000 Shares.

Percentage: Approximately 0.7%

ii.	Powers

1. Sole power to vote or direct vote: 110,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 110,000

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

C.	Goff Capital

i.	As of close of business on July 11, 2016, Goff Capital, as General Partner of Goff Family Investments, may be deemed to beneficially own 110,000 Shares.

Percentage: Approximately 0.7%

ii.	Powers

1. Sole power to vote or direct vote: 110,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 110,000

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Shares in the past sixty days. Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

D.	Kulik Partners

i.	As of close of business on July 11, 2016, Kulik Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

E.	Kulik GP

i.	As of close of business on July 11, 2016, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 82,000 Shares owned by Kulik Partners.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Shares in the past sixty days. Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

F.	Cuerno Partners

i.	As of close of business on July 11, 2016, Cuerno Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Cuerno Partners has not entered into any transactions in the Shares in the past sixty days.

G.	Cuerno GP

i.	As of close of business on July 11, 2016, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 82,000 Shares owned by Cuerno Partners.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Cuerno GP has not entered into any transactions in the Shares in the past sixty days. Cuerno Partners has not entered into any transactions in the Shares in the past sixty days.

H.	Goff Foundation

i.	As of close of business on July 11, 2016, Goff Foundation beneficially owned 15,360 Shares.

Percentage: Approximately 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 15,360

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 15,360

4. Shared power to dispose or direct the disposition: 0

iii.	The Goff Foundation has not entered into any transactions in the Shares in the past sixty days.

I.	John C. Goff

i.	As of close of business on July 11, 2016, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 536,608 Shares owned by Goff Family Trust, (2) 110,000 Shares owned by Goff Family Investments, (3) 82,000 Shares owned by Kulik Partners, (4) 82,000 Shares owned by Cuerno Partners, (5) 15,360 Shares owned by Goff Foundation and (6) 706,617 Shares owned by him individually.

Percentage: Approximately 9.9%

ii.	Powers

1. Sole power to vote or direct vote: 1,532,585

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,532,585

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by John C. Goff in the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, and Goff Foundation have not entered into any transactions in the Shares in the past sixty days.

As general partner of the Kulik Partners, Kulik GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of the Cuerno Partners, Cuerno GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Goff Family Investments, Goff Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff Family Investments Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation and as president of Goff Capital; John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares and the Goff Family Investments Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 2016

John C. Goff		Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Member

The John C. Goff 2010 Family Trust		Cuerno Largo Partners, LP
By: its General Partner, Cuerno Largo LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff		John C. Goff, Member
Trustee

Kulik GP, LLC		The Goff Family Foundation

By:	/s/ John C. Goff
	John C. Goff, Member	By:	/s/ John C. Goff
John C. Goff
Sole Board Member

Cuerno Largo, LLC		Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

Schedule A

John C. Goff

Date of Purchase	# of shares	Price per share
7/8/2016	25,000	$3.5480
7/5/2016	12,000	$2.8121
6/30/2016	25,000	$2.9438

TOTAL:	62,000	$3.1620